December 7, 2021

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers (Québec)

Financial and Consumers Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service Newfoundland & Labrador

Office of the Superintendent of Securities, Government of Prince Edward Island

Office of the Superintendent of Securities, Northwest Territories

Office of the Yukon Superintendent of Securities

Nunavut Securities Office

Dear Sirs/Mesdames:

Re: Electrovaya Inc.

We refer to the short form base shelf prospectus (the "Base Shelf Prospectus") of the Company dated December 7, 2021 relating to the sale and issuance of common shares, debt securities, subscription receipts, warrants and units.

We consent to being named in and to the use, through incorporation by reference in the above-mentioned short form base shelf prospectus, of our report dated November 30, 2020 to the shareholders of the Company on the following financial statements:

• consolidated statement of financial position as at September 30, 2020 and September 30, 2019; and

• the consolidated statements of earnings (operations), comprehensive income (loss), changes in equity and cash flows for the years then ended, and the notes to the consolidated financial statements, including a summary of significant accounting policies.

We report that we have read the Base Shelf Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements. We have complied with Canadian generally accepted standards for an auditor's consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the prospectus as these terms are described in the CPA Canada Handbook - Assurance.

Yours very truly,

Goodman & Associates LLP

GOODMAN & ASSOCIATES

Chartered Professional Accountants, Licensed Public Accountants